Exhibit 99.1



For Immediate Release
**Alcon Releases Clinical Results
on New Nasal Allergy Spray**

Fort Worth, TX, March 21, 2004 – Alcon announced today results from a Phase III clinical trial demonstrating that olopatadine nasal spray, a nasal formulation of its market leading ophthalmic anti-allergy product, **Patanol**® ophthalmic solution, reduced seasonal allergic rhinitis symptoms compared to placebo. The results of this multi-center, randomized, double-blind, placebo-controlled study of 677 patients were presented at the annual meeting of the American Academy of Allergy Asthma and Immunology (AAAAI) in San Francisco.

Patients ranging in age from 12 to 81 were dosed with either olopatadine nasal spray (0.6% or 0.4%) or a placebo spray twice a day for two weeks. Every day during the study, patients recorded a morning and evening assessment of the severity of nasal allergy symptoms on a scale of zero to three, including both a reflective and instantaneous rating. The reflective rating assessed how the patient felt over the course of the day, while the instantaneous rating assessed how the patient felt immediately after using the spray. The primary objective of the study was to determine the change from baseline in the total nasal symptom score, defined as the average of the morning and evening reflective severity scores for all patients across all days. The nasal composite score measured a combination of sneezing and stuffy, runny and itchy nose symptoms. The study also measured each individual symptom's reflective score. These results confirmed a similar Phase III clinical trial conducted late last year and are summarized in the table below.

Measure	Percentage Change from Baseline Score		
	Olopatadine 0.6%	Olopatadine 0.4%	Placebo
Total nasal symptoms - reflective	*30.1%	*27.6%	18.7%
Total nasal symptoms - instantaneous	*26.2%	*24.3%	15.8%
Stuffy nose	*21.7%	*21.3%	13.2%
Runny nose	*30.0%	22.3%	18.4%
Itchy nose	*32.4%	*30.8%	19.4%
Sneezing	*35.7%	*33.4%	18.8%

*Percent change from baseline statistically significant versus placebo.

In addition to reporting the severity of nasal allergy symptoms, patients also completed a Rhinoconjunctivitis Quality of Life (RQLQ) questionnaire. Well-recognized in the allergy community, this questionnaire measures the overall physical and emotional well-being of patients suffering from rhinoconjunctivitis on a scale of zero to six with lower scores representing improvement. Both olopatadine 0.6% and olopatadine 0.4% demonstrated a statistically significant 1.1 unit improvement from baseline in the average overall RQLQ score versus an improvement of only 0.8 unit for placebo. The study concluded that the improvement in olopatadine spray's overall RQLQ scores were clinically significant.

Michael Wall, Ph.D., Alcon's senior director of otic and nasal product development, said, "We believe these clinical results demonstrate that olopatadine nasal spray is effective in reducing the symptoms associated with SAR, as well as providing improved quality of life for allergy sufferers. In addition, the clinical results demonstrated that olopatadine spray is safe and well-tolerated."

About Nasal Allergies*

Allergic rhinitis, the medical term for nasal allergies, refers to an allergic complex of symptoms caused by sensitivity to pollens, mold, dust or animal dander. Symptoms may include sneezing, congestion, itchy nose, excess mucus, watery eyes, itchy eyes, sinus headaches and a scratchy palate and throat. Allergies can be seasonal, caused by pollen from trees, grasses and weeds, or they can be year round, most often caused by an allergy to dust mites, mold or animal dander.

According to the AAAAI, approximately 36 million Americans suffer from allergic rhinitis. Current methods of treatment include prescription and over-the-counter antihistamines and decongestants, as well as nasal sprays, most of which are topical corticosteroids. Many of the medicines available without a prescription can cause side effects, such as sleepiness, irritability, anxiety or difficulty falling asleep.

Nasal corticosteroid sprays are used daily as preventive medications; however, they often do not offer immediate relief. Full effectiveness may require anywhere from a few days to three weeks of daily application.

About Olopatadine Nasal Spray

The olopatadine used in this spray is the same active ingredient in Alcon's market-leading **Patanol**® ophthalmic solution, which is indicated for the treatment of the signs and symptoms associated with allergic conjunctivitis. Dr. Lanny Rosenwasser, president of the AAAAI, said, "I'm excited about the potential of offering my patients a nasal spray with good safety and efficacy that is not a steroid. Allergy sufferers need a drug that will work quickly to alleviate nasal allergy symptoms with minimal side effects."

Alcon, the leader in ocular allergy treatments, has developed this drug because many of the triggers that cause eye allergies also cause nasal allergies. Last year, doctors wrote more than 33 million prescriptions for nasal allergies, as compared to five million for ocular allergies. Mike Hemric, Alcon's vice president and general manager of Pharmaceuticals, noted, "Olopatadine nasal spray represents an opportunity to extend our successful **Patanol**® franchise into a new area that accounts for a much larger number of total topical allergy prescriptions."

Alcon, Inc. (NYSE:ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

*Source: Selected data from www.aaaai.org.

uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the U.S. Food and Drug Administration may not approve our new drug application or it may take longer than expected to receive approval; treatments developed by other companies may reach the market sooner or prove to be more effective than olopatadine nasal spray; we may have to conduct additional studies to gain approval; the market acceptance of olopatadine nasal spray may not be as great as expected; we may face challenges and incur costs inherent in new product marketing; and government regulation and legislation that may affect the demand for and revenues of olopatadine nasal spray, if any. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information about Alcon, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058 or pager 817-418-8990
mary.dulle@alconlabs.com
www.alconinc.com